TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

July 13, 2022

Dear Sir/ Madam,

Sub: Press release

Please find attached the press release titled "**Infosys to Acquire Life Sciences Consulting and Technology Leader, BASE life science**".

This will also be hosted on the company's website at www.infosys.com

Thanking You

Yours Sincerely,

For **Infosys Limited**
SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Date: 2022.07.13 19:59:21 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

PRESS RELEASE

Infosys to Acquire Life Sciences Consulting and Technology Leader, BASE life science

Acquisition to deepen life sciences domain capabilities and strengthen footprint across Europe

Bengaluru, India and Copenhagen, Denmark - July 13, 2022: Infosys (NSE, BSE, NYSE: INFY) a global leader in next-generation digital services and consulting, today announced a definitive agreement to acquire BASE life science, a leading technology and consulting firm in the life sciences industry, in Europe. The acquisition reaffirms our commitment to help global life sciences companies realize business value from cloud-first digital platforms and data, to speed-up clinical trials and scale drug development, positively impacting lives and achieving better health outcomes.

BASE brings to Infosys, domain experts with commercial, medical, digital marketing, clinical, regulatory, and quality knowhow. Backed by a team of data science specialists, BASE is at the frontier of the latest technological developments and trends. It has a strong focus on Data & AI, and the ability to bridge and integrate business logic and technology, driving insights for better health outcomes.

Headquartered in Denmark, BASE is one of the fastest growing technology and consulting partners in the life sciences industry. The company has about 200 of the finest, multidisciplinary industry experts across Denmark, Switzerland, UK, Germany, France, Italy, and a nearshore technology hub in Spain. Together with Infosys, BASE will further expand its portfolio of expertise into Consumer Health, Animal Health, MedTech and Genomics segments. BASE collaborates with leading software technology providers in the life sciences industry such as Veeva, IQVIA and Salesforce.

Ravi Kumar S, President, Infosys, said, "This acquisition augments Infosys' deep life sciences expertise, and expands our footprint further in the Nordics region and across Europe, and scales our digital transformation capabilities with cloud-based industry solutions. We are excited to welcome BASE life science and its leadership team into the Infosys family."

"Over the last five years, BASE life science has delivered tremendous growth, and created a stellar life sciences consulting firm in Europe. With Infosys as our catalyst, we will be able to accelerate our expansion internationally and create development opportunities for our people. Infosys is a solid, global technology leader, that is a perfect match for ensuring continuous success of BASE while sharing our common purpose and values.", said **Martin Woergaard, CEO, BASE life science**.

The acquisition is expected to close during the second quarter of fiscal 2023, subject to customary closing conditions.

VEEVA is a trademark of Veeva Systems Inc.
IQVIA is a trademark of IQVIA Holdings Inc.
Salesforce is a trademark of salesforce.com, inc.

About BASE life science A/S

BASE life science is an innovative and forward-thinking technology, product and service consultancy specialized in creating real business value from digital platforms and data, growing people, and delivering innovative solutions that have a sustainable and lasting impact in an industry that matters.

Its experienced teams optimize technology and business processes within Customer Engagement, Quality, Regulatory, Compliance and Clinical data management for companies within the life science industry.

BASE life science's aspiration is to be the leading life science technology consulting company in Europe and currently operates from offices located in Denmark, Switzerland, Spain, Italy, France, United Kingdom and Germany from where they assist customers across the globe. Fueled by its dedicated teams' hard work and efforts, BASE life science has been cemented as a reliable advisor in the life science industry, striving for continuous excellence to remain an entrusted partner that can bring its customer's visions successfully to life. www.baselifescience.com

About Infosys

Infosys is a global leader in next-generation digital services and consulting. Over 300,000 of our people work to amplify human potential and create the next opportunity for people, businesses, and communities. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, in more than 50 countries, as they navigate their digital transformation powered by the cloud. We enable them with an AI-powered core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India and the US, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2022. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information, please contact: PR_Global@Infosys.com

Disclosure under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015: -

Name of the target entity,	BASE life science A/S ("BASE") **Acquirer:** Infosys Consulting Pte. Ltd., a wholly owned subsidiary of Infosys Limited.
Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired?	No.
Industry to which the entity being acquired belongs	Life Sciences Consulting and Technology services.
Objects and effects of acquisition	The acquisition reaffirms our commitment to help global life sciences companies realize business value from cloud-first digital platforms and data, to speed-up clinical trials and scale drug development, positively impacting lives and achieving better health outcomes. It augments Infosys' deep life sciences expertise, expands our footprint further in the Nordics region and across Europe, and scales our digital transformation capabilities with cloud-based industry solutions. BASE brings to Infosys, domain experts with commercial, medical, digital marketing, clinical, regulatory, and quality knowhow. Backed by a team of data science specialists, BASE is at the frontier of the latest technological developments and trends. It has a strong focus on Data & AI, and the ability to bridge and integrate business logic and technology, driving insights for better health outcomes.
Any governmental or regulatory approvals required for the acquisition	None.
Indicative time period for completion of the acquisition	The acquisition of BASE is expected to close during the second quarter of fiscal 2023, subject to customary closing conditions.
Nature of consideration	Cash.
Cost of acquisition or the price at which the shares are acquired;	Up to EUR 110 million, including Management Incentives, Bonuses and Retention.
Percentage of holding	100% of the equity share capital in BASE.
Brief Background	Founded in 2007, BASE, with nearly 200 Life Science domain experts, offers business consulting and technology services, helping global life sciences companies realise business value from cloud-first digital platforms and data to speed-up clinical trials and scale drug development, positively impacting lives and achieving better health outcomes. (https://www.baselifescience.com/) BASE is headquartered in Copenhagen, Denmark with presence primarily across Denmark, Switzerland, United Kingdom, Germany, Spain, Italy, and France. BASE is owned by Founders, Partners and Employees. Last 3 years' Revenues (Fiscal year ending June 30th): FY22e: EUR 26.6 million, FY21: EUR 17.7 million, FY20: EUR 11.5 million.